U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                                 QCL GROUP, INC.
                 (Name of small business issuer in its Charter)


           Nevada                                              581789436
(State or other jurisdiction of                            (I.R.S. Employer
Incorporation or organization)                            Identification No.)


                  119 Commerce Boulevard, Bogart, Georgia 30622
                    (Address of principal executive offices)


                 Issuer's telephone number, including area code:
                                 (706) 354-2024



Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                                 Name of each exchange on
 to be so registered                                 which each class is to be
                                                     Registered


Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

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                              QCL GROUP, INC.                               PAGE

Description of Business......................................................  3

Property.....................................................................  9

Management's  Discussion and Analysis of Financial Condition ................ 10

Security Ownership of Certain Beneficial Owners
  and Management ............................................................ 14

Management................................................................... 15

Executive Compensation....................................................... 17

Transactions with Management and Others...................................... 17

Legal Proceedings............................................................ 17

Market for Common Equity and Related Stockholder
Matters...................................................................... 18

Description of Securities.................................................... 19

Recent Sales of Unregistered Securities ..................................... 19

Indemnification of Directors and Officers ................................... 20

Changes in and Disagreements with Accountants On
 Accounting and Financial Disclosure ........................................ 21

Financial Schedules and Exhibits ............................................ 21

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                             DESCRIPTION OF BUSINESS

General Development of Business

     QCL Group Inc., a Nevada corporation (the "Company"), was incorporated on October 30, 1986 under the name Recording Sciences, Inc. ("Recording"). Recording was originally formed to seek an acquisition of an audio and/or visual recording business.

     On March 3, 1988, QCL Group, Inc., a privately held Georgia holding corporation, which was then primarily engaged in the development of dry cleaning locations through its Quality Cleaners & Laundry, Inc., subsidiary and soft serve yogurt shops through it Honey Bee Yogurt Shoppes, Inc. subsidiary, was merged into Recording. In connection with this transaction, Recording issued 2,600,000 shares of stock in exchange for 100% of the issued and outstanding shares of QCL, Group, Inc. As of the date of the merger, including the shares issued to the shareholders of QCL Group, Inc., there were 4,000,000 shares of Recording issued and outstanding. Recording thereafter changed its corporate name to QCL Group, Inc. ("QCL").

     QCL presently operates out of its corporate headquarters located at 119 Commerce Boulevard, Bogart, Georgia 30622. QCL functions as a holding company for six subsidiaries, QCL Communications, Inc., which operates as a reseller of air time for telecommunication paging services, and which is developing a number of internet "web" sites to take advantage of the growing e-commerce market; OTC Filing.com, Inc., which operates an internet stock and financial information service; Retail Convenience Stores, Inc., which owns two convenience stores in the Athens, Georgia area; Petroleum Products Southern, Inc., a refined fuel hauler; Independent Southern, Inc., which operates two bulk fuel storage facilities in Georgia; and Southeastern Baking Company, Inc., which operates a commercial bakery in Sarasota, Florida.

     QCL's corporate management is comprised of individual with extensive experience in managing, operating and developing retail operation in the fuel delivery and convenience store areas, the traditional focus of QCL's business, as well as with experience and expertise in the development of a cutting edge internet financial information service. The Company's senior management are Peter Iodice ("Iodice"), Raymond Firth ("Firth") and Scott Smith ("Smith"). See "Management".

     During the year ended December 31, 1999, the Company's operations produced $1,743,858 in net revenues. Cost of goods sold and operating expenses and the compensatory element of common stock

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issuances  aggregated  $1,752,532 which resulted in a net loss of $6,957 after a provision for and income tax benefit of $1,717. The year end audited statement reflects shareholder equity of $190,911. See "Financial Schedules and Exhibits".

Description of Business

     The Company is a holding corporation with six active operating subsidiaries. QCL is a diversified company with an established business presence in traditional business involving the fuel oil and food industries, as well as an expanding "e-commerce" presence in the financial services and information industries.

     QCL Communications, Inc. is a wholly owned subsidiary of QCL which focuses on the communications industry. For a number of years, QCL Communications, Inc. has acted as a reseller of air time for telecommunications paging services. QCL Communications, Inc. is actively seeking to expand its business into the cellular telecommunications industry, and is looking at the opportunities available with respect to voice over internet telecommunications services.

     In 1999, QCL issued 6,500,000 shares of restricted common stock to B & E Holdings, Inc. to acquire full ownership of OTC Filing.com. QCL now operates OTC Filing.com ("OTC Filing") as a wholly owned subsidiary. OTC Filing operates a Internet web site (www.otcfiling.com) which provides information about publicly traded securities, as well as other financial information. This website generates income for OTC Filing both from advertising as well as from payments from publicly traded companies which seek to have information disseminated to the public to create awareness about those companies in the public marketplace.

     In December, 1999, OTC Filing entered into a contract with Shanecy, Inc. Pursuant to this contract OTC Filing agreed to provide the following services to
Shanecy: a) Assistance in the development and design of a proprietary Internet website; b) "hosting" of the Shanecy website; c) Distribution of corporate press releases and other informational items about the company in the StockFiling.com web site, including within that web sites corporate and news sections; d) Inclusion in the StockFiling stock news database; and e) advertising banners will be included on the StockFiling web site, at Shanecy's request, throughout the course of the contract. OTC Filing is to receive for these services the sum of $15,000 per month and the aggregate of 200,000 restricted shares of Shanecy common stock. The term of this agreement is two years.

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     The Agreement  with Shanecy will serve as the  prototype of the  agreements which OTC Filing hopes to enter into during the year 2000. OTC Filing is currently negotiating similar agreements with a number of publicly traded companies which it hopes to enter into within the next three months.

     The Company's fuel oil and petroleum operations are conducted through two wholly owned subsidiaries, Petroleum Products Southern, Inc. ("Petroleum") and Independent Southern, Inc. ("Independent"). Petroleum is a refined fuel hauler operating in Georgia. Petroleum acts solely as a transport company for the purpose of delivering fuel on a wholesale basis to gas stations and convenience stores. Petroleum has engaged in this business since 1996.

     Independent operates two bulk fuel terminals in Georgia. Independent acts as a wholesale seller of fuel and petroleum products. Independent has an established customer base, and has been engaged in the sale of fuel and petroleum products since 1996. In 1999, Independent together with Petroleum accounted for $1,656,104 in revenue.

     Retail Convenience Stores, Inc., another wholly owned subsidiary, leases two convenience stores in the Athens Georgia area. Those stores are located at 1121 MLK Parkway, Athens, Georgia, which is leased for $12,000 per year (through October 31, 2004); 2477-441 South Concourse Highway, Commerce, Georgia, which is leased for $12,000 per year through 2009 and $14,400 per year from 2009 to 2019. Both of those leases generate profits for the Company.

     Southeastern Baking Company, Inc. is a wholly owned subsidiary which owns and operates Panificio Wholesale Italian Bakery ("Panificio"). Panificio was acquired effective November 24, 1999. Panificio is both a retail and wholesale bakery, supplying baked goods throughout north and central Florida. In fiscal 1998 (ten months), Panificio had revenues of $229,299, and a net loss of $37,355 (unaudited). In fiscal 1999, Panificio's revenues grew to $467,195, and its net loss was reduced to $10,180. Panificio has been producing baked goods since 1997, and has an established clientele which includes numerous restaurants, hotels and other commercial establishments.

Principal Suppliers

     The Company is not dependent on any single supplier, or on a few major suppliers, for any of its essential products. Independent Southern receives fuel oil from several readily available sources. Other sources are readily available for the

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supply  of fuel  and  petroleum  products,  and  Independent  Southern  does not anticipate any difficulties in obtaining a supply of any required fuel oil or petroleum products.

     Southeastern Baking Company receives its supplies from a variety of sources, including Best Brands, Progresso Foods and Dade Paper Company. These supplies are readily available from other sources as well.

     None of QCL's other operating entities rely on any major suppliers.

Distribution and Marketing Operations

     The Company's traditional areas of business, its fuel oil and food subsidiaries, rely on standard methods of distribution and marketing. Both
Independent Southern and Southeastern Bakery monitor the availability of commercial accounts, and actively bid for those accounts. Both fuel and bakery subsidiaries seek to maintain competitive pricing structures for their products and disseminate this information to the public. Both Independent Southern and Southeastern Baking utilize both billboard and media advertising for their products.

     The Company's merchandising and marketing programs are designed to promote convenience to its customers through a streamlined computerized ordering and delivery system. The Company also utilizes an employee training program which emphasizes the importance of customer service.

     OTC Filing.com, and the Company's other e-commerce ventures, utilize a variety of marketing and distribution methods. Among them are direct mail advertising to a targeted group of potential users and customers. OTC Filing.com has also placed advertisements on other internet sites, such as Smartmoney.com, and will continue to do so. These internet advertisements contain "links" to the Company's websites. The Company also plans to place targeted advertisements in financial publications, to further enhance pubic awareness of its operations and offerings.

Competition

     The Company faces significant competition in all aspects of its business.

     OTC Filing.com, which is the Company's primary "e-commerce" subsidiary, is involved in a highly competitive environment

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involving  the  dissemination  of financial  and stock  information  through the development of a highly sophisticated web site and internet delivery systems. The Company believes its main competitors are other e-commerce news and information distributors such as PR Newswire, Business Wire, Bloomberg and Jagnotes, among many others, which are currently in the marketplace. These companies have greater distribution and financial resources than the Company and OTC Filing.com which permit them to engage in greater marketing efforts and obtain greater support systems. The Company believes that its software and technology capabilities will, over time, allow it to compete effectively with current competition. There can be no assurance, however, that OTC Filing.com, or the Company will be successful in these efforts.

     The Company also faces significant competition in the marketing and sale of its fuel and food products from other suppliers and manufacturers. Both the bakery and fuel oil supply businesses are highly competitive, with numerous other companies providing like services within the same geographical areas. The Bakery's principal competitor in the Sarasota, Florida area is St Armond's Bakery. The principal competitors in the fuel supply area are Steven's Oil Company, Pruitt Oil Company and Redmond Petroleum, all located in and around
Athens, Georgia. In order to remain competitive in these fields, both Independent Southern and Southeastern Bakery are committed to delivering fast and efficient service to their customers at competitive prices.

Business Strategy

     The Company plans to concentrate its efforts to expand its e- commerce presence by developing state of the art software and software applications which will allow it to become the premiere supplier of financial and stock information on the internet. Along with this ability, OTC Filing.com will focus on developing relationships with small to medium sized public companies, such as Shanecy, Inc., which will benefit by having information about those companies publicized in the financial marketplaces. OTC Filing.com is presently in negotiation with a number of such companies, although there can be no assurance that any of these negotiations will lead to formal contracts.

     In addition to further developing its financial information services, The Company, through QCL Communications is also working to expand its offering of e-commerce sites. QCL Communications now owns and operates the TheKidSite.com, an internet web site which was launched in July, 1999. This site has editorial, educational and entertainment content aimed at the youth market and will provide on-line shopping opportunities. It is anticipated that

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this site will be fully  developed  during the course of fiscal  year 2000,  and that it will provide an additional presence for the Company in the rapidly expanding e-commerce area.

     The Company's fuel and petroleum subsidiaries are seeking to expand by attracting more customers and offering a larger variety of products on competitive terms: it also intends to exercise its option to purchase the bulk fuel facility in Bogart, Georgia and expand that facility to enhance Independent Southern's ability to deliver product, and the type of product it can deliver. The Company will look to lease or acquire other facilities where needed. The Company will continue to identify other product lines where its storage and distribution facilities can be profitably utilized.

     The Company's food and baking subsidiary, Southeastern Baking Company, Inc. is actively engaged in bidding for expanded business with both restaurants and hotels in Florida. To become more competitive, Southeastern Baking plans to expand its line of products during the course of 2000 to include more American style breads, and to add additional lines of deserts. By adding additional products, the company hopes to be able to both obtain additional commercial baking business, as well as expand the amount of business presently being conducted with established customers.

Patents, Trademarks, Licenses

     The Company does not presently maintain any patents, trademarks or licenses. The Company and its subsidiaries own a number of internet domain addresses, including, Sportsofcourse.com, Stockfiling.com, StockEnews.com, TheKidsSite.com, QCLGroup.com and Quickvend.com.

Government Regulation

     The Company is not subject to any Government regulations at this time.

Environmental Issues

     To date, the Company has been in full compliance with all federal, state and local environmental regulations, and is unaware of any environmental issues or problems that may effect the Company of any of its subsidiaries. Independent Southern, the Company's fuel oil subsidiary, carefully monitors its bulk fuel facilities to insure full compliance with all regulations applicable to the storage of fuel oil and petroleum products. To date, the cost of compliance with all applicable environmental laws has been minimal,

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and management does not anticipate any increase of said costs in the future. The
Company maintains $1 million in insurance coverage to insure against any type of environmental problem that may arise by virtue of the operation of the fuel business.

Employees

     As of December 31, 1999, the Company and its subsidiaries employed 10 persons on a full time basis. None of the Company's employees are represented by unions. The number of employees, by subsidiary, are as follows:

QCL Communications            1

OTC Filing.com                2

Petroleum Products            1

Independent Southern          1

Southeastern Baking Co.       5

                                    PROPERTY

     Independent Southern, pursuant to a year to year lease agreement with Vi-Mac, Inc., leases a Bulk Storage Plant and Warehouse for its bulk storage of fuel oil at 111 Commerce Boulevard, Bogart, Georgia. The term of the lease commenced on March 1, 1999. Annual rent is $30,000. Independent Southern has the option to purchase the property for $225,000, with a credit of $10,000 towards such purchase price from the rental payments made. The Company also maintains it's principal executive and administrative offices at this facility.

     Independent Southern, pursuant to a twenty year lease which commenced in 1996 with Central of Georgia Railroad Company, leases a Bulk Storage Plant for its bulk storage of fuel oil at 1121 Dixie Avenue, Madison Georgia. Annual rent is set at the de minimis amount of $315.

     OTC Filing.com, Inc. pursuant to a three year lease with 1718 Main Street Joint Venture, Ltd, leases executive and administrative offices at 1718 Main Street, Sarasota, Florida. The term of the lease commenced on October 1, 1999. Annual rent is $25,430.76 during the first year of lease, escalating to $27,195.72 during the final year of the lease.

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     Retail  Convenience  Stores,  Inc. leases two convenience stores located in the Athens Georgia area. Those leases are as follows: a five year net lease, with two five year renewal options, with Jerry Brown for premises located at 1121 Martin Luther King, Jr. Parkway, Athens, Georgia. The term of the lease commenced on August 25, 1999. Annual rent is $4,800, with annual increases based on the Consumer Price Index; and a two year net lease, with two two year renewal options and a purchase option, for premises located at 2477-441 South Concourse Highway, Commerce, Georgia. Annual rent in $8,400, with increases every two years of 10%.

                              YEAR 2000 COMPLIANCE

     The Company has reviewed its internal computer programs, software applications, and related equipment and systems to ensure that the programs and systems are fully Year 2000 compliant. The Company has not encountered any problems and believes that its computer systems are fully Year 2000 complaint. Should any difficulties arise, the estimated cost of corrective efforts, if any, is not expected to be material to the Company's financial position or any year's results of operations, although there can be no assurance as to this effect.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     This Registration Statement on Form 10-SB contains forward- looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative therefor other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada, Georgia and Florida, and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to maintain current technology and e-commerce abilities to be able to enhance QCL
Communication's growth in a highly competitive environment, the ability to obtain traditional contracts in the fuel and food industries, the ability to meet funding needs of the Company, and other costs associated with the

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Company's  marketing  strategies;  those  risks  associated  with the  Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, risks relating to the ability of Company to raise the funds necessary to fully develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company. The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

     Prior to 1998 the Company operated primarily as a seller of fuel oil and petroleum products through its Independent Southern, Inc. and Petroleum Products subsidiaries. In 1998, the Company began to extensively develop its convenience store operations through its Retail Convenience Stores Subsidiary. Revenues for both fiscal 1998 and 1999 reflect the operations of both the fuel oil subsidiaries as well as the convenience store operations.

     In 1999, QCL issued 6,500,000 shares of restricted common stock to B & E Holdings, Inc. to acquire full ownership of OTC Filing.com. QCL now operates OTC Filing.com ("OTC Filing") as part of QCL Communications, Inc. OTC Filing.com's website www.otcfiling.com, which provides information about publicly traded securities, as well as other financial information, through a state of the art internet presentation. OTC Filing.com began generating revenues in December, 1999.

     Effective November 24, 1999, QCL acquired full ownership of Panificio Wholesale Italian Bakery ("Panificio"). QCL now operates

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Panificio  through its wholly  owned  subsidiary  Southeastern  Baking  Company.
Panificio is both a retail and wholesale bakery, supplying baked goods throughout north and central Florida. Panificio began generating revenues in December, 1999.

     Although there can be no assurance of success, based on performance to date, the Company anticipates extensive growth during fiscal, 2000. Revenues generated by the OTC Filing.com, QCL Communications, Inc. and Southeastern Bakery, Inc. subsidiaries should substantially expand the Company's revenue base and, management believes, enhance the Company's profitability. This assessment is based, in large part on the performance to date of OTC Filing.com, which has demonstrated a capacity to generate revenues with minimal costs required.

Results of Operations

Comparison of the Year Ended December 31, 1999 and the Year Ended
December 31, 1998

     Revenues increased from $1,189,302 in fiscal 1998 to $1,743,858 in 1999. Included in the 1999 figures are $63,088, representing one month's revenues from OTC Filing.com and $24,667, representing one month's revenues from Southeastern Bakery, Inc. The cost of revenues increased from $1,101,533 (equal to 92.6% of sales) in fiscal 1998 to $1,571,539 (90.1% of sales) in 1999. The lower percentage of cost of revenues is largely attributable to the low cost of revenue of OTC Filing.com, which was $692 during its one month of operation.

     General and administrative expenses increased from $97,542 in fiscal 1998 to $161,162 in fiscal 1999. This increase is attributable to the expansion of operations by the Company in 1999, including the acquisitions of OTC Filing.com, and the commencement of the bakery operations. Total operating costs increased from $101,059 in fiscal 1998 to $163,766 in 1999.n payroll costs from increased personnel.

     Interest expense, net of interest income, was $4,087 in 1998 and $17,227 in 1999. This increase in 1999 is attributable to the cost of equipment of Independent Southern.

     The tax benefit of $3,441 in fiscal 1998 was the result of the pre-tax loss of $17,377 while the tax benefit of $1,717 in 1999 was the result of the pre-tax loss of $8,674 in 1999. The Company had a net loss in 1999 of $6,957, as against a net loss in 1998 of $13,936.

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Financial Condition

December 31, 1999 Compared to December 31, 1998

     Cash and cash equivalents at December 31, 1999 of $36,510 is $14,386 less than the cash and cash equivalents of $50,896 in December 31, 1998. This decrease in cash is primarily the result of and increase in financing activities, and a reflection of a one time receipt of proceeds b the Company in 1998.

     Accounts receivable and inventories increased from $10,378 and ($13,336), respectively, as of December 31, 1998 to $14,069 and $2,944 at December 31, 1998. This increase in 1999 is largely attributable to the Company's acquisition of Panificio Bakery which included Panificio's accounts receivable and inventory.

     The Company expended $17,177 to acquire equipment and assets in 1999. The Company expended $26,031 for similar expenses in 1998.

     Accounts and acceptances payable increased from $64,238 at December 31, 1998, to $111,312 at December 31, 1999. This increase in 1999 is largely attributable to the Company's assumption of $66,510 of the accounts payable of Panificio Bakery.

     Accrued expenses and other current liabilities decreased by $1,058 as of December 31, 1998. Accrued expenses and other current liabilities increase by $3,126 as of December 31, 1999. This change was the result of changes in income tax accruals.

     The Company had a net tax loss carryforward at December 31, 1999 of $10,016. The net tax loss carryforward at December 31, 1998 was $2,542. The net tax loss carryforward will begin to expire in 2019, although the Company anticipates availing itself of it prior to that time.

     Stockholders' equity increased from $42,976 as of December 31, 1998 to $190,911 at December 31, 1999. The increase arises from the issuance of the Company's common stock for services, various acquisitions, inventory and cash during 1999.

Liquidity and Capital Resources

     The Company's working capital at December 31, 1999 was $87,531, consisting of $36,510 of cash on hand, $33,589 in accounts receivable and $17,432 in inventories. At December 31, 1998, the Company had $90,792, consisting of $50,896 in cash, $19,520 in accounts receivable and $20,376 in inventory.

     To date, the Company has not needed to maintain a large cash reserve or working capital to meet its ongoing expenses. Currently, the Company's primary cash requirements include the funding of its inventory purchases for and receivables from sales of products and (ii) ongoing selling, administrative and other operating expenses. Management believes that its present working capital, together with the cash generated from operations should be, in the aggregate, sufficient to fund the Company's operations for the next 12 months if the Company's operations are consistent with management's expectations.

     The Company may need additional financing should it wish to engage in any expansion programs, particular in the e-commerce area. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing elected by the Company will depend on its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company does not believe that its ability to obtain financing will effect its ongoing business operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than ten percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

                                                                       Approx.
Name and Address of          Amount and Nature                          % of
Beneficial Owner             of Ownership                              Class
----------------             ------------                              -----
Peter Iodice (1)             2,500,000, Beneficial                     15.70%
Rebecca Sue Iodice(1)        4,009,000, Beneficial                     25.17%
Raymond Firth (1)(2)         1,000,000, Beneficial                      6.28%
Scott Smith (1)(3)           100,000, Beneficial                         .63%

All directors and            7,609,000                                 47.78%
officers as a group
(4 in number)

B & E Holdings, Inc. (4)     6,625,000, Beneficial                     41.60%

(1) Messrs Iodice, Firth and Smith, and Ms. Iodice's business address is 119 Commerce Boulevard, Bogart, Georgia 30622.

(2) No shares have yet been issued to Mr. Firth. The Company has agreed to provide 1,000,000 shares of restricted common stock to Mr. Firth or his designee in connection with Mr. Firth's employment with the Company.

(3) Mr. Smith is the sole shareholder of Ion Design, Inc. The Company has agreed to transfer 100,000 shares of restricted common stock of the Company to Ion Design in connection with Ion's sale of the TheKidsSite.com to the Company. These shares have not yet been issued to Ion.

(4) See "Other Significant Employees" for a description of the ownership of B & E Holdings.

                                   MANAGEMENT

     The officers and directors of the Company are as follows:


Name                            Age              Position
----                            ---              --------
Peter Iodice                    50               President and Director
Rebecca Sue Iodice              49               Secretary
Raymond Firth                   44               Director

Scott Smith                     37               Director

     Peter Iodice has been the President and a director of QCL since 1988. Prior to 1988, Mr. Iodice was President of QCL Group, Inc., the Georgia company that was merged into Recording to form the Company. Mr. Iodice has extensive experience in the commercial fuel oil and convenience store business. Mr. Iodice is responsible for all aspects of the Company's business development, and oversees the operations of Company's divisions and subsidiaries.

     Rebecca Sue Iodice, who is the wife of Peter Iodice, has been secretary of the Company since 1988. Ms. Iodice does not play a day to day role in its management. Ms. Iodice had previously served as a director of the Company until 1998.

     Raymond Firth has been a director of QCL since August 1,1999. Mr. Firth has an extensive background in the computer and internet industries. After working for 18 years for Wang Laboratories, Inc. (now Wang Global, Inc.) in both the United States and Asia, Mr. Firth created his own internet service provider business in 1995. This business, known as T-Net, became the fastest growing internet service provider in Memphis, TN. Mr. Firth sold T-Net in 1997 and formed Connectrics, Inc. At Connectrics, Mr. Firth has, among the many services offered by the company, helped customers with website hosting, website design, e-commerce applications, custom programming and scripting. Mr. Firth will bring his expertise in internet applications to the Company. Mr. Firth is a graduate of the University of Maryland with a degree in Business Management and Computer Studies.

     Scott Smith has been a director of QCL since July 1, 1999. Since October 1, 1999, Mr. Smith has also served as the Secretary of OTC Filing.com and Vice President of QCL Communications. Mr. Smith is responsible for the design and implementation of website design, and graphic design for QCL Communications, as well as for public relations for the Company. Prior to working for the Company, Mr. Smith acted as President and Chief Operating Officer of Ion Design, Inc., a private corporation which operated a number of one- hour photo labs, and which offered a variety of graphic design services. Mr. Smith, who is a certified chef, owned and operated the Horse & Hound Cafe in Madison Georgia from 1995 to 1997, and Runnymede Farm in Brunswick, Georgia from 1991 to 1995. Mr. Smith attended the University of the South, Sewanee, TN.

Other Significant Employees

     Peter Lybrand has served as general manager of OTC Filing.com since it acquisition by the Company in October, 1999. Mr. Lybrand has been intimately involved in the development of StockFiling.com website, and the implementation of OTC Filing.com's business plan.

     Mr. Lybrand is an owner, along with his wife, of B&E Holdings, Inc., which sold 100% of the shares in OTC Filing.com to the Company in return for 6,625,000 restricted shares of the Company's common stock.

     Mr. Lybrand, who was formerly known as Peter Tosto, legally adopted his wife's name on his marriage in May, 1997. Mr. Lybrand was convicted in 1990 in the United States District Court for the Eastern District of New York of conspiracy to commit securities fraud in violation of 18 U.S.C.ss.371. Mr. Lybrand received a sentence of three years probation. On May 14, 1998, Mr. Lybrand entered a plea of guilty to a criminal information in the United States District Court for the Southern District of New York charging securities fraud in violation of 15 U.S.C.ss.78j(b) and 78ff in connection with an alleged fraudulent scheme involving the sale of securities in 1993 and 1994. Mr. Lybrand is presently awaiting sentencing. In connection with the same conduct as resulted in the 1998 plea of guilty, Mr. Lybrand, without admitting or denying liability, entered into a consent injunction in an Administrative Action commenced by the Securities and Exchange Commission whereby he agreed to cease and desist from any future violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities and Exchange Act of 1934, and agreed to pay a fine of $1,100,241.92. Mr. Lybrand also consented, without admitting or denying liability, to the entry of a permanent injunction against future violations of Sections 5 and 17(a) of the Securities Act of 1933 and Sections 10(b) and 15 (a) of the Securities and Exchange Act of 1934 in an action known as Securities and Exchange Commission v. Balance For Life, No. 95-D-2471 (D. Colo.) arising from the sale of unregistered stock in 1991-1992. Mr. Tosto also consented to the entry of a fine of $71,791.99.

                             EXECUTIVE COMPENSATION

     During the fiscal year ended December 31, 1999, Peter Iodice, the Company's President received $60,000 in cash compensation. Mr. Iodice also received a one time stock bonus of 2,500,000 shares of restricted common stock during fiscal 1999 in recognition of his service to the Company, and to compensate him for the amount of his base salary. Other than Mr. Iodice, no salaries in excess of $50,000 have been paid to any executive officer or director of the Company over the past three years. Mr. Iodice received payment of $60,000 for 1998, and $60,000 for 1999.

Name and           Year       Salary      Bonus             Long Term
Position                                                    Compensation

Peter Iodice       1999       $60,000     2,500,000          N/A
President                                 Shares of Stock

                   1998       $60,000     N/A                N/A

                   1997       $60,000     N/A                N/A

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

     There have been no transactions with management.

                                LEGAL PROCEEDINGS

     The Company is a defendant in an action entitled Murphy Oil USA, Inc. v. QCL Group, Inc., Case No. 99-CV-0283G, pending in the Superior Court of the State of Georgia, Oconee County. This case involves a claim by Murphy Oil that it is owed the sum of $32,000 for goods it asserts have been delivered. QCL vigorously disputes the amount of this claim, as well as the quality of the product that was allegedly delivered. The case is presently in discovery and is scheduled to be placed in mediation.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     In   1988,   the   Company's   securities   began   trading   on  the  NASD
over-the-counter Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "QCLG". While the stock traded for approximately one year after the commencement of trading in 1988, there was no active public market for the Company's securities throughout the past decade until the second quarter of 1999. At January 31, 2000, the average per share bid price of the Company's common stock was $3.75. Over-the-counter market quotations reflect inter-dealer prices, without retail mark- up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods indicated as reported by the National Quotation Bureau:

                     High     Low                             High       Low

1998: 1st Quarter     (1)     (1)     1999: 1st Quarter        .01        .01
      2nd Quarter     (1)     (1)           2nd Quarter       5.125       .01
      3rd Quarter     (1)     (1)           3rd Quarter       5.50       1.375
      4th Quarter     (1)     (1)           4th Quarter       3.00       1.50

                                      2000: 1st Quarter       3.75       1.937
                                      (through 1/31/00)

     (1) Bid information not available.

Holders

     As of November 17, 1999, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 126.

Dividend Policy

     The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value of which 15,924,810 shares are issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares will have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor and upon liquidations of the Company to share pro rata in any distribution to shareholders.

     Western States Transfer and Registrar, Inc., 4625 South 2300 East, Suite 207, Salt Lake City, Utah 84117, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

     The Company has 15,924,810 shares of Common Stock outstanding but of these shares, only 1,282,610 shares are freely tradeable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares"). Peter Iodice and Rebecca Sue Iodice own collectively 6,509,000 restricted shares, and B&E Holdings, Inc. owns 6,500,000 restricted shares. Ms. Iodice's shares, totaling 4,009,000, may presently be sold pursuant to the requirements of Rule 144 in such amount as permitted.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                     RECENT SALES OF UNREGISTERED SECURITIES

     The following paragraphs set forth information with respect to all securities of the Company sold within the past three years without registering the securities under the Act. The information includes the names of purchasers, date of issue, number of shares issued and the consideration received by the Company for the issuance of these shares.

     On June 11, 1999, the Company agreed to issue 100,000 shares of restricted common stock to Ion Design, Inc. for the rights to the website TheKidSite.com. These shares have not yet been issued.

     On July 29, 1999 the Company issued 2,500,000 shares of restricted common stock to Peter Iodice, the President of the Company in return for services he had rendered to the Company.

     On August 31, 1999 the Company issued 6,500,000 shares of restricted common stock to B & E Holdings, Inc. in return for full ownership of OTC Filing.com, its software, domain names, and other assets. Thereafter an additional 125,000 shares of restricted common stock were issued in December, 1999 in connection with the goods and services transferred in this transaction.

     On December 21, 1999 the Company acquired all of the outstanding capital stock of Panificio Wholesale Italian Bakery, LLC, a Florida Corporation in exchange for 500,000 shares of the Company's common stock issued to the following individuals:

               Nicholas Castronuovo                 200,000
               Tracy Melone                         200,000
               Escrowed for future
               Consideration                        100,000

     All of the aforesaid shares were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof, as transactions by an issuer not involving a public offering and/or Regulation D promulgated under the Act.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

                        FINANCIAL SCHEDULES AND EXHIBITS

     There are filed as part of this Form 10-SB the following:

     Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

     Independent Auditors' Report .................................. F-1

     Balance Sheet as at December 31, 1999,
     December 31,1998 and December 31, 1997
     (audited) ..................................................... F-2
                                                                    -F-3

     Statement of Operations for the years
     ended December 31, 1999, 1998 and
     1997 (audited) ................................................ F-4

     Statement of Stockholders' Equity for the years
     ended December 31, 1999, 1998 and
     1997 (audited) ................................................ F-5

     Statements of Cash Flow for the years
     ended December 31, 1999, 1998 and
     1997 (audited) ................................................ F-6

     Notes to Financial Statements ................................. F-7
                                                                   - F-12
     Exhibits.

              3.(i)(a)     Articles of Incorporation filed
                              on October 30, 1986.

                   (b)     Articles and Plan of Merger
                              dated on March 3, 1988.

                   (c)     Certificate of Amendment filed
                              on April 18, 1988

                   (d)     Good Standing Certificate

                (ii)       By-Laws

             10.   (a)     Lease  agreement  between  Independent  Southern  and
                           Vi-Mac, Inc. dated March 1, 1999.

                   (b) Lease agreement between Services Industries, Inc. (predecessor in interest to Independent Southern) and Central of Georgia Railroad Company dated October 17, 1996

                   (c) Sales Agreement between QCL Group, Inc. and Panificio Wholesale Italian Bakery, LLC dated November 24, 1999, and Schedules and Addendum's thereto.

                   (d) Agreement dated August 31, 1999 between QCL Group, Inc. and B & E Holdings, Inc.

             21.           Certificates of incorporation of subsidiaries.

             99.           Specimen Stock Certificate.

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: February 16,2000


                                            QCL Group, Inc.


                                            /s/ Peter Iodice
                                            ----------------------------
                                            Peter Iodice,  President

                              David E Barnett, III
                           Certified Public Accountant
                            721 South Milledge Avenue
                              Athens, Georgia 30605
Member of the American            (706)546-6777            Member of the Georgia
 Institute of CPAs.             Fax: (706)543-1085            Society of CPAs.


The Board of Directors and Stockholders
QCL Group, Inc.

     I have examined the accompanying consolidated balance sheets of QCL Group, Inc. as of December 31, 1999, 1998, and 1997, and the related consolidated statements of operations, consolidated stockholders' equity and consolidated cash flows for the years then ended. These financial statements are the responsibility of QCL Group's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QCL Group, Inc. as of December 31, 1999, 1998, and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 15, 2000
Athens, Georgia


/s/ David E. Barnett, III

                                 QCL Group, Inc.
                           Consolidated Balance Sheets
                       At December 31, 1999, 1998 and 1997

                                     ASSETS

                                               1999         1998         1997
                                            ---------    ---------    ---------
Current Assets:
      Cash in banks                         $  36,510    $  50,896    $   3,530
      Accounts receivable - net                33,589       19,520       29,898
      Fuel and supplies inventories            17,432       20,376        7,040
                                            ---------    ---------    ---------
      Total Current Assets                     87,531       90,792       40,468

Property and Equipment:
      Vehicles, tanks, and equipment          326,322      215,074       82,990
        Accumulated Depreciation              (53,964)     (24,640)      (7,050)
                                            ---------    ---------    ---------
      Total Property and Equipment            272,358      190,434       75,940

Other Assets:
      OTCFILING.COM Website                     6,625
      Southeastern Bakery - Goodwill          111,552
       Accumulated Amortization                  (620)
      Rent and utility deposits                 5,726        5,726
      Deferred tax assets                      10,015        2,542
                                            ---------    ---------    ---------
      Total Other Assets                      133,298        8,268            0
                                            ---------    ---------    ---------

Total Assets                                $ 493,187    $ 289,494    $ 116,408
                                            =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                                 QCL Group, Inc.
                           Consolidated Balance Sheets
                       At December 31, 1999, 1998 and 1997
                                   (continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           1999       1998       1997
                                                         --------   --------   --------
Liabilities:
Current Liabilities:
      Accounts payable                                   $111,312   $ 64,238   $ 10,538
      Current portion of equipment notes                   30,561     25,605     11,592
      Current portion of Panificio note                    10,686
      Note payable to Wachovia Bank                        34,889     40,862       --
      Income taxes payable                                   --         --        4,024
                                                         --------   --------   --------

      Total Current Liabilities                           187,448    130,705     26,154

Noncurrent Liabilities:
      Equipment notes less current portion                 90,453    107,765     28,419
      Panificio note less current portion                  10,572
      Deferred income taxes payable                        13,803      8,048      4,923
                                                         --------   --------   --------

Total Noncurrent Liabilities                              114,828    115,813     33,342
                                                         --------   --------   --------

Total Liabilities                                        $302,276   $246,518   $ 59,496

Stockholders' Equity:
      Common Stock, par value $0.001 per share;
        authorized 50,000,000; issued and outstanding
        6,299,810 at 12/31/97 and 12/31/98, 15,924,810
        at 12/31/99. Free trading shares 1,282,610 and
        restricted shares 14,642,200                     $ 15,925   $  6,300   $  6,300

      Additional paid in capital                          159,642     14,375     14,375

      Retained earnings                                    15,344     22,301     36,237
                                                         --------   --------   --------

Total Stockholders' Equity                               $190,911   $ 42,976   $ 56,912
                                                         --------   --------   --------

Total Liabilities and Stockholders' Equity               $493,187   $289,494   $116,408
                                                         ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 QCL Group, Inc.
                      Consolidated Statements Of Operations
         For The 12 Month Periods Ended December 31, 1999, 1998 and 1997



                                                    1999           1998           1997
                                                -----------    -----------    -----------
Gross Revenues                                  $ 1,743,858    $ 1,189,302    $   739,796

Cost Of Revenues                                  1,571,539      1,101,533        647,349
                                                -----------    -----------    -----------

Gross Profit                                        172,319         87,769         92,447

Operating Expenses:
      Sales and marketing                             2,604          3,517          8,418
      General and administrative                    161,162         97,542         50,748
                                                -----------    -----------    -----------

Total Operating Expenses                            163,766        101,059         59,166
                                                -----------    -----------    -----------

Income From Operations                                8,553        (13,290)        33,281

Interest Income (Expense), net                      (17,227)        (4,087)          (658)
                                                -----------    -----------    -----------

Net Income Before Income Taxes                       (8,674)       (17,377)        32,623

Income Tax (Expense) Benefit                          1,717          3,441         (6,460)
                                                -----------    -----------    -----------

Net Income                                      $    (6,957)   $   (13,936)   $    26,163
                                                ===========    ===========    ===========

Weighted average number of shares outstanding     8,942,276      6,299,810      6,299,810
                                                -----------    -----------    -----------

Earnings (loss) per share                       $    (0.001)   $    (0.002)   $     0.004
                                                ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                 QCL Group, Inc.
                 Consolidated Statements of Stockholders' Equity
               For Years Ending December 31, 1999, 1998, and 1997

                                               Par Value $0.001
                                                 Common Stock             Additional
                                         ---------------------------        Paid-In         Retained
                                            Shares          Amount          Capital         Earnings        Totals
                                         ------------    -----------      -------------------------------------------
Beginning Balance
  January 1, 1997                         6,299,810      $     6,300      $    14,375     $    10,074     $    30,749

Income (loss) for the year
  ended December 31, 1997                                                                      26,163          26,163
                                         ----------------------------------------------------------------------------

Ending Balance
  December 31, 1997                       6,299,810      $     6,300      $    14,375     $    36,237     $    56,912
                                         ============================================================================

Income (loss) for the year
  ended December 31, 1998                                                                     (13,936)        (13,936)
                                         ----------------------------------------------------------------------------
Ending Balance
  December 31, 1998                       6,299,810      $     6,300      $    14,375     $    22,301     $    42,976
                                         ============================================================================

Issuance of restricted common stock
  to officer for compensation
                           7/29/99        2,500,000            2,500                                            2,500

Issuance of restricted common stock
  for S.E. Bakery assets
                          11/23/99          500,000              500          145,267                         145,767

Issuance of restricted common stock
  for OTCFiling.com assets
                          10/8/99         6,500,000            6,500                                            6,500
                          12/8/99           125,000              125                                              125

Income (loss) for the year
  ended December 31, 1999                                                                      (6,957)         (6,957)

Ending Balance
  December 31, 1998                      15,924,810      $    15,925      $   159,642     $    15,344     $   190,911
                                         ============================================================================

   The accompanying notes are an integral part of these financial statements.

                                 QCL Group, Inc.
                      Consolidated Statements of Cash Flows
         For The 12 Month Periods Ended December 31, 1999, 1998 and 1997

                                                                 1999         1998         1997
                                                              ---------    ---------    ---------
OPERATING ACTIVITIES:
      Net Gain or (Loss)                                      $  (6,957)   $ (13,936)   $  26,163

      Adjustments to reconcile net gain or (loss) to
        cash provided by or (used in) operating activities:
      Depreciation                                               29,324       17,590        5,790
      Amortization                                                  620
      Deferred income taxes                                      (1,717)      (3,441)       6,460
      Changes in operating assets and liabilities:
        Accounts receivable                                      14,069       10,378      (15,640)
        Inventories                                               2,944      (13,336)      (7,040)
        Prepaid assets and deposits                                           (5,726)
        Accounts payable                                        (19,436)      53,700        8,477
        Accrued expenses                                          3,126       (1,058)       1,274
                                                              ---------    ---------    ---------
      Cash provided by operating activities                      21,973       44,171       25,484

INVESTING ACTIVITIES:
      Purchase of equipment                                     (17,177)     (26,031)     (19,570)
                                                              ---------    ---------    ---------
      Cash used in investing activities                         (17,177)     (26,031)     (19,570)

FINANCING ACTIVITIES:
      Payments of equipment notes                                (9,191)     (11,136)      (4,509)
      Payments of capital lease obligations                      (3,165)        (500)
      Proceeds from Wachovia Bank note                                        40,862
      Payment of Wachovia Bank note                              (5,973)
      Payment on Bakery note                                       (853)
                                                              ---------    ---------    ---------
      Cash (used in) or provided by financing activities        (19,182)      29,226       (4,509)
                                                              ---------    ---------    ---------

Increase or (decrease) in cash                                  (14,386)      47,366        1,405

Cash balance at beginning of period                              50,896        3,530        2,125
                                                              ---------    ---------    ---------

Cash balance at end of period                                 $  36,510    $  50,896    $   3,530
                                                              =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
      INFORMATION:
      Interest paid                                              17,227        4,087          658
      Taxes paid                                                      0            0            0

SUPPLEMENTAL DISCLOSURES OF NON-CASH
      ACTIVITIES:
      Equipment acquired by issuance of notes payable                                      44,520
      Equipment acquired under capital financing lease                       105,545
      Common stock issued to acquire OTCFILING.COM                6,625
      Common stock issued to acquire assets of Panaficio
        Bakery, net of trade payables and note assumed          145,767
      Common stock issued to officer as compensation              2,500

   The accompanying notes are an integral part of these financial statements.

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997


Note 1 - Significant Accounting Policies

a) Organization - QCL Group, Inc. is a Nevada corporation resulting from the 1988 merger between RSI Communications, a Nevada corporation, and QCL Group. Before the merger QCL Group was a newly formed Georgia corporation. All the stock of QCL was exchanged for stock in RSI, which was then renamed as the QCL Group.

b ) Operations - QCL has operated primarily as a seller of petroleum products in the Athens, Georgia geographical area. Through its wholly owned subsidiary, Independent Southern, Inc., the company operates a bulk plant and storage facility in Bogart, Georgia. Fuel is sold directly to business and industrial accounts from this location. In 1998 QCL began the process of leasing and developing retail quick serve locations which were later subleased out to operators who purchase all fuel products from QCL. Currently two such retail locations, operated by QCL subsidiary Retail Convenience Stores, Inc., have been developed and subleased. Management intends to develop more locations as well as continuing to develop sales to other industrial end users.

In October 1999 QCL purchased the OTCFILING.COM website from B & E Holdings. The website provides an on-line information site for publicly traded corporations to publish information. Revenues are derived from fees charged to public companies who use the site as well as advertising sales.

In November of 1999 QCL  purchased  the assets of  Panificio  Wholesale  Italian
Bakery, LLC, a Florida wholesale baker. QCL began operating this business in December of 1999, as Southeastern Baking Company, Inc., a wholly owned QCL subsidiary.

c) Principles of Consolidation - The financial statements presented include the accounts and operations of all of its wholly owned companies. All material intercompany balances and transactions have been eliminated in consolidation.

d) Inventory - Inventory is reported at the lower of cost or market value. Cost is determined using the first in, first out method.

e) Property, Plant and Equipment - Equipment is carried at cost. Depreciation is computed using the straight line method over 5 to 15 years. The cost of upgrading fuel pumps to meet regulatory standards has been capitalized. Other maintenance or repairs is charged to income as incurred.

f) Goodwill - Goodwill related to the purchase of Southeastern Bakery assets is capitalized as an intangible asset and amortized over 15 years.

g) Revenue Recognition - Revenues are recognized as earned in accordance with generally accepted accounting principles.

h) Income Taxes - Deferred income taxes are provided in amounts sufficient to give effect to timing differences between financial and tax reporting, principally related to the Company using the straight line method for financial reporting and MACRS depreciation for tax reporting.

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997
                                   (continued)

Note 2 - Property, Plant and Equipment

                               1999        1998          1997        1996
                               ----        ----          ----        ----
Equipment Capitalized:
---------------------
         Fuel Business        17,177      132,084**     64,090      18,900
         Bakery Assets        94,071      0             0           0

All equipment depreciated using straight line method over periods of 5 to 15 years.

Accumulated Depreciation:
------------------------
         Fuel Business        53,180      24,640        7,050       1,260
         Bakery Assets           784      0             0           0

Depreciation Expenses:
---------------------
         Fuel Business        28,540      17,590        5,790       1,260
         Bakery Assets           784      0             0           0

**Includes capital truck lease. See note regarding leased equipment.

Note 3 - Stock Exchanged for purchase of bakery assets

This asset purchase accounted for using the purchase method. Asset values and liabilities assumed as follows:

Accounts Receivable  $28,764
Machinery and Equipment $94,071
Accounts Payable Assumed ($66,510)
Panificio Bakery note payable assumed - $1,000 per month for 24 months. Unstated
   interest. Discounted to present value of ($22,110.50) using 8%
   assumed interest.
Amount paid in excess of assigned values - Goodwill $111,552
Assigned  value of  500,000  shares  restricted  QCL stock  issued  in  purchase
$145,766

Results of operations include bakery income and expenses from 11/23/99 to end of year.
For the fiscal periods ending 9/30/99 and 9/30/98 the Bakery reported unaudited net losses of ($10,180) and ($37,335) respectively. Unaudited gross sales reported for the fiscal periods ending 9/30/99 and 9/30/98 (ten months) was $467,195 and 229,299 respectively.


Note 4 - Stock Exchanged for OTCFILING.COM website business

Assigned value of 6,625,000 shares QCLG issued based on par value, $6,625.


Note 5 - Leased Equipment

Capital lease dated 9/23/98 for Sutton 3600 gallon tank truck. Total price of tank truck was $105,545. Terms - 84 monthly lease payments of $1,794.37 and an end of lease term purchase option of $21,108.96. This equipment was capitalized under Vehicles, tanks, and equipment. Depreciation taken using 10 year straight line method. Depreciation expense taken for 1998 and 1999 was $2,639 and $10,555 respectively.

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997
                                   (continued)

Note 5 - (continued)

Lease obligation:          1999             1998              1997
                           ----             ----              ----
      Current             11,426            6,631             0
      Long-term           90,454           98,414             0

Schedule of minimum lease payments and imputed interest for succeeding five years:

Year            Payments Due          Interest     Present Value of Payments Due

2000              31,461**              20,866                90,454
2001              21,532                11,978                80,900
2002              21,532                10,064                69,432
2003              21,532                 7,768                55,668
2004              21,532                 5,010                39,146

**Current portion due includes $9,929 payments and fees due 12/31/99 paid in January, 2000.

Note 6 - Accounts Receivable

Receivable balances at 12/31/99 were $2,927 for fuel sales and $30,661 for bakery sales net of allowance for doubtful accounts of $1,614. Fuel sales are primarily cash or credit card only with a few select credit accounts. Bakery accounts are serviced on a daily basis and payments are received weekly to monthly.

Note 7 - Notes Payable

QCL Group entered into a settlement agreement with Wachovia Bank in December 1998 regarding an unsecured note due in the amount of $40,861.71. Interest set at 16% per annum. Note currently in default with payment under negotiation. $30,785 principle due plus accrued interest of $4,105.

                                Current                             Monthly
Other Equipment Notes:         Amount Due        Interest Rate      Payments
----------------------         ----------        -------------      --------
Little John Tank                 $8,418          unstated       note has matured
CIT - Mack Truck                $10,717          13.5%          $908.00
Panificio - Bakery equipment    $10,686          unstated       $1,000
  discounted at 8%

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997
                                   (continued)

Note 8 - Income Taxes


Deferred Tax Liability:
                                                         1996        1997         1998        1999
                                                         ----        ----         ----        ----
Temporary Differences:
              Depreciation:           book               1,260       5,790       17,590      29,324
                                      tax                2,701      29,212       33,372      58,397
                                                   -------------------------------------------------
                                      difference        (1,441)    (23,422)     (15,782)    (29,073)

              Combined federal & state rate              0.198       0.198        0.198       0.198

              Deferred Tax Liability                      (285)     (4,638)      (3,125)     (5,756)
                                                   -------------------------------------------------

              Cum. Deferred Tax Liability                 (285)     (4,923)      (8,048)    (13,804)
                                                   =================================================


Income Tax Provisions:                                    1996        1997         1998        1999
                                                          ----        ----         ----        ----
              PreTax Book Income                        12,562      32,623      (17,379)     (8,674)

              Tax Rate                                   0.198       0.198        0.198       0.198

              Financial Tax Expense (Benefit)            2,487       6,459       (3,441)     (1,717)
                                                   -------------------------------------------------

              Current Tax Liability/(NOL)                2,202       1,822       (6,566)     (7,474)
                                                   -------------------------------------------------
              (expense less deferred liability)
              Cum. Tax Liability/(Asset)                 2,202       4,024       (2,542)    (10,016)
                                                   =================================================
              (combined federal and state)

              federal tax portion                        1,574       2,877       (1,818)     (7,161)
              state tax portion                            628       1,147         (725)     (2,855)

Net operation loss carryforwards from 1998 and will begin to expire in 2019.

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997
                                   (continued)

Note 9- Segment Reporting

For period ending 12/31/99:

                                   12 months         1 month           1 month
                                  Fuel Sales      OTCFILING.COM        Bakery
                                  -----------     -------------     -----------

Gross revenues                    $ 1,656,104      $    63,088      $    24,667
Costs of revenues                   1,554,651              692           16,197
                                  -----------      -----------      -----------

Gross Income                          101,453           62,396            8,470

Expenses:
Sales & marketing                       1,274            1,330
General & administrative              139,523           17,939            3,700
                                  -----------      -----------      -----------
Total Expenses                        140,797           19,269            3,700
                                  -----------      -----------      -----------

Income (Loss) from operations         (39,344)          43,127            4,770

Interest expense                       17,079              148             --
                                  -----------      -----------      -----------

Net income before taxes               (56,423)          42,979            4,770

Income tax (expense) benefit           11,171           (8,510)            (944)
                                  -----------      -----------      -----------

Net Income                        $   (45,252)     $    34,469      $     3,826
                                  ===========      ===========      ===========

Earnings (Loss) per share             (0.0051)          0.0039           0.0004

Weighted average shares             8,942,276        8,942,276        8,942,276

For periods ending 12/31/98 and 12/31/97 all operations were fuel sales.

Note 10 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note 11 -  Advertising Costs

There are no direct response advertising costs. All advertising is expensed as incurred. The following amounts are included as Sales and marketing expenses:
1999 - $1,274, 1998 - $1,247, and 1997 - $2,879.

                                 QCL Group, Inc.
                   Notes To Consolidated Financial Statements
               For Periods Ended December 31, 1999, 1998, and 1997
                                   (continued)


Note 12 - Legal Issues

Accounts Payable at December 31, 1999 includes $46,091 in fuel accounts payable to Murphy Oil USA, Inc. This account is under litigation and QCL Group is seeking a settlement agreement on the account. The account has been assigned to Mediation and a meeting set for February 15, 2000 to resolve the dispute.

Note 13 - Subsequent Events

Two directors of QCL Group, Inc., Raymond Firth and Scott Smith, have signed agreements with QCL Group to receive 1,000,000 shares and 100,000 shares respectively, in exchange for internet web site design and development services. These agreements were still in negotiation at December 31, 1999. It is expected that restricted common shares will be issued to these parties during 2000.